Exhibit 8.1

Subsidiaries, Variable Interest Entity, and Subsidiaries of Variable Interest Entity	Jurisdiction
UTime International Limited	Hong Kong
Shenzhen UTime Technology Consulting Co., Ltd.	People’s Republic of China
United Time Technology Co., Ltd.	People’s Republic of China
Guizhou United Time Technology Co., Ltd.	People’s Republic of China
UTime Technology (HK) Company Limited	Hong Kong
Guangxi Utime Technology Co., Ltd. (“UTime Guangxi”)	People’s Republic of China